October 29, 2021

VIA EDGAR AND EMAIL
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Division of Corporation Finance Office of Real Estate & Construction
Re: MacKenzie Realty Capital, Inc. (the “Company”)
Offering Statement on Form 1-A filed April 12, 2021
Amendment No. 3 to Offering Statement of Form 1-A filed October 13, 2021
File No. 024-11503

To the Commission:
On behalf of the Company, I hereby request qualification of the above-referenced offering statement at 4:00 p.m. Eastern time on November 2, 2021.
Please contact me at 925.235.1006 or by email at chip@mackenziecapital.com when the qualification is effective.

Sincerely,

/s/ Chip Patterson

Chip Patterson

Cc: Rebecca C. Taylor
Steven F. Carman